1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

January 31, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ashley Vroman-Lee, Division of Investment Management

Re:	ALPS ETF Trust
File Nos. 333-148826, 811-22175

Dear Ms. Vroman-Lee:

Thank you for your comments regarding Post-Effective Amendment No. 186 to the registration statement on Form N-1A for ALPS ETF Trust (the “Trust”), relating to the Workplace Equality Fund (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on November 15, 2013. Below, we summarize the comments from the staff of the Commission (the “Staff”) provided by you to Dechert LLP, describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 191 to the Trust’s registration statement (the “Amendment”), which will be filed via EDGAR on or about January 31, 2014.

General Comments

Comment 1.	We note that the initial filing includes numerous instances where information has not yet been provided or is bracketed. Please confirm that all such missing information is included or finalized in the Amendment.

Response 1: We do so confirm.

Comment 2.	Please ensure that the appropriate “Tandy” representations are included.

Response 2: The “Tandy” representations are included at the end of this letter.

Comment 3.	The name “Workplace Equality” does not specify a particular segment of the population whose workplace equality the Fund attempts to represent, but the strategy indicates a focus on companies which support workplace equality for lesbian, gay, bisexual and transgender (“LGBT”) employees. Please explain whether the fund name is misleading for purposes of Section 35(d) of the Investment Company Act given its more particular focus.

Response 3: We acknowledge the comment, but we do not believe the Fund’s name is misleading. First, the Fund’s name tracks the name of its index (the “Workplace Equality Index”). Second, we note that because workplace equality for most minority groups (other than the LGBT community) is federally mandated, it would be difficult to understand the “Workplace Equality” fund name as a reference to workplace equality in general, as the name would then not carry any more specific meaning. Third, we believe that (perhaps due to the prior point) the term “Workplace Equality” currently has a specific connotation of its own – namely, regarding equality for the LGBT community.

January 31, 2014

Prospectus Comments

Comment 4.	On page one under “Investment Objective”, please clarify the meaning of the acronym “LGBTEQLT.”

Response 4: The disclosure has been revised to clarify that the acronym is the ticker symbol of the Fund’s underlying index.

Comment 5.	On page one under “Example”, please add the missing information.

Response 5: The information has been provided.

Comment 6.	On page one under “Portfolio Turnover”, please explain that the fund is new and, as a result, there is no portfolio turnover.

Response 6: The disclosure has been revised accordingly.

Comment 7.	In the first paragraph on page two under “Principal Investment Strategies”, please provide additional information regarding the Underlying Index criteria and explain the screening process.

Response 7: The disclosure has been revised accordingly.

Comment 8.	Regarding the fourth paragraph on page two under “Principal Investment Strategies”, please clarify whether the actual correlation between the Fund’s performance, before fees and expenses, and the performance of the Underlying Index is publicly available online.

Response 8: The correlation information will not be included on the Fund’s website; (it is not standard practice in the ETF industry to include the correlation figure on an ETF’s website); however, the website will contain the standard information regarding the Fund’s tracking error relative to the Underlying Index.

Comment 9.	On page three under “Strategy Risk”, please disclose any principal risks related to the fund’s investments in particular regions, countries, industries or sectors.

Response 9: The disclosure has been revised accordingly.

Comment 10.	Regarding page four under “Replication Management Risk”, please provide a supplemental explanation of how often the Underlying Index is rebalanced and reconstituted.

Response 10: The Underlying Index is rebalanced quarterly and reconstituted annually. A company that has filed for bankruptcy or been the subject of another corporate action typically would be removed from the Underlying Index by no later than the next quarterly rebalance (in certain circumstances it may be removed sooner, such as if a company is delisted).

January 31, 2014

Comment 11.	On page five under “Portfolio Manager” and on page nine under “Portfolio Management”, please state that the portfolio manager has managed the Fund since its inception.

Response 11: The disclosure has been revised accordingly.

Comment 12.	Regarding page five under “Purchase and Redemption of Shares” and page six under “Introduction–ALPS ETF Trust”, please provide a supplemental confirmation of whether shares can be exchanged for cash or if redemptions may only be made in-kind.

Response 12: While creations and redemptions can be effected for cash in certain circumstances (as disclosed in the prospectus and SAI), we expect that most creations and redemptions would be effected in-kind, with only relatively minimal amounts of cash utilized to balance such transactions.

Comment 13.	Please confirm that no disclosure for the Fund is necessary in connection with Item 8 of Form N-1A.

Response 13: We confirm no such disclosure is necessary.

Comment 14.	Please consider whether additional risk disclosure is necessary regarding political or regulatory risk.

Response 14: The disclosure under “Strategy Risk” has been revised to include a discussion of such risks.

Comment 15.	Please supplementally clarify the meaning of “reconstitution” and explain why it is only performed annually.

Response 15: “Reconstitution” is where the index is reformulated completely based on the full application of its criteria as of the relevant date, which may result in some or all of the index constituents being replaced entirely (as opposed to quarterly rebalances, which typically rebalance an index among its existing constituents but do not replace constituents except in limited circumstances such as bankruptcies or other corporate actions).

Comment 16.	On page eleven under “Creation Units” and “How to Buy Shares”, please clarify the meanings of the terms “authorized participant” and “APs”.

Response 16: The disclosure has been revised accordingly.

Statement of Additional Information Comments

Comment 17.	In connection with page seventeen under “Leadership Structure and Oversight Responsibilities”, please confirm supplementally the most recent time the Board reviewed matters related to its leadership structure.

Response 17: The Board most recently reviewed matters related to its leadership structure in connection with its most recent self-assessment, which occurred at a meeting in June 2013.

January 31, 2014

Comment 18.	On page eighteen, in the first paragraph, please disclose through which committee the Board may interact with and review reports from, among others, Fund management, the Adviser, the Fund’s Chief Compliance Officer, the Fund’s legal counsel and the independent registered public accounting firm for the Fund regarding risks faced by the Fund.

Response 18: The Board may interact through either the Nominating and Governance Committee or the Audit Committee, depending on the subject matter being discussed. The disclosure has been revised accordingly.

Comment 19.	On page nineteen under “Remuneration of Trustees and Officers”, please update the chart to include information about the Trustee fees paid by the Trust for the fiscal year ended November 30, 2013.

Response 19: The information has been updated.

Comment 20.	Regarding the Fund’s web address shown on page twenty-one, please confirm that the Fund website will be active on the date of the launch.

Response 20: We do so confirm.

Comment 21.	With respect to the Trust, please (i) confirm that the Trust is in compliance with SEC Rule 483 with respect to Part C of its registration statement and (ii) confirm supplementally whether the Trust will be filing specific Authorized Participant agreements.

Response 21: (i) We do so confirm. (ii) The Trust does not intend to file specific Authorized Participant agreements as exhibits to its registration statements, as they are not expected to differ materially from the form of such agreement previously filed by the Trust as an exhibit.

* * * * * * * *

As you have requested and consistent with SEC Release 2004-89, on behalf of the Trust we hereby acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669. Thank you.

Best regards,

/s/ Jeremy Senderowicz